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EXHIBIT 4.6

                        [The Jamieson Company letterhead]

Genius Products, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92127

This letter is to confirm the terms and objectives of my consulting engagement and the nature and limitations of the services I will provide to Genius Products, Inc.

I will provide the following services:

         I will, beginning March 1, 2002, consult with Genius Products, Inc. in the areas of accounting and tax matters as they arise.

         I will also be available to answer questions as they arise related to the systems design, internal control, and other accounting matters.

         I will also assemble the quarterly filings for audit or review by your independent auditors and interface with them in their work.

         I will prepare, from the accounting records you provide, the annual federal and required state income tax returns.

We will bill Genius Products, Inc. on a monthly basis for the actual time spent, both on and off site, at our standard rates of $150.00 per hour. Payment is due on the fifteenth of the month and as much as 30% of the amount due may be paid, at our mutual discretion, in common stock of Genius Products, Inc. at the average closing price during the month the work was performed.

I shall be pleased to discuss this agreement with you at any time.

If the foregoing is in accordance with your understanding, please sign the copy of this letter in the space provided and return it to me.

Sincerely,

/s/ James R. Jamieson
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James R. Jamieson, CPA

Acknowledged:

/S/ MICHAEL G. MEADER      3-1-02
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Genius Products, Inc.       Date